

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 31, 2008

via U.S. mail and facsimile

Mr. Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, CA 91411-2501

> **RE:** **Electro Rent Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2007**
> **Filed August 13, 2007**
> **File No. 000-09061**

Dear Mr. Jones:

We have reviewed your filing and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures, page 24

1. In future filings, the Form 10-K should also be signed by the company's principal accounting officer or controller whose title should be shown on the signature page. Please see Instruction D(2) to Form 10-K.

*   *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, to Pamela Long, Assistant Director, at (202) 551-3765, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief